

Yves Songolo · 3rd

Co-Founder | CTO at Boonoob | accelerated by @newchip

San Francisco Bay Area · 500+ connections · Contact info



Boonoob

Make School

Featured



Good Planet
Good People
Good Products
Good Parties
Good Places
Good Privacy
Good Prices

**We are excited to announce that our iOS App (Beta ver
will be released on 15th July and the first 500 sign ups**

boonoob.com

Boonoob is a social network for social good, at boonoob,
innovate the way of doing gig by adding the social impac
We are looking for partner at every level, From Engineers
Investor.

Experience



Lead Product Engineer

Boonoob · Full-time

Jan 2018 – Present · 2 yrs 10 mos

San Francisco Bay Area



Nanodegree iOS Mentor

Udacity · Contract

Oct 2019 – Mar 2020 · 6 mos
San Francisco Bay Area



iOS Engineer

Metal · Full-time
May 2019 – Aug 2019 · 4 mos
San Francisco Bay Area

Metal Pay is the only app that rewards customers when they send money to friends. Each time someone sends or receive money, they can receive a reward of up to 5% of the transaction value in MTL.

iOS Developer

Make school companion · Freelance
Sep 2018 – Mar 2019 · 7 mos

Make School Companion is a companion mobile app for make school students that allows instructors to take attendance based on location, see students' dashboards (courses and projects), as well as many other interactions.





Projects
Namify
Connect

Dashboard

iOS Applications Instructor

Make School · Part-time
May 2018 – Aug 2018 · 4 mos
San Francisco Bay Area

Make School is a Y Combinator-funded program for developers of all experience levels to enhance their product development skills.

- Training nearly 120 developers in fundamental and advanced iOS development usi ...see mor

iOS Developer

Trask - Freelancing
Nov 2017 – May 2018 · 7 mos

Developed an ongoing app to better incentivize and organize household chores. Users can adc groups and chores with set rewards for completion and consequences for the incompletion. The app was built with rails as the backend and with a heavy emphasis on OOP.

...see mor



Trask on the App Store

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Education

Make School

specialization, Computer Software Engineering
2017 – 2019

Media (1)



A Community for Computer Science Education | Make School 🔗



Essex County College

graduate, Computer Science
2015 – 2017

Licenses & certifications



Make School Summer Academy

Make School
Issued Jul 2017 · Expired Aug 2017

Volunteer Experience



Teacher Assistant

Make School
Oct 2018 – Mar 2019 · 6 mos

Teaching is the best way to learn (obviously because you cannot teach what you don't know). Through my journey at make school, I volunteer to be an iOS teacher assistant, which allow me to help my peers and learn even deeper in certain topics. As teacher assistant, I have covered several topics and concept such as protocol and delegation, Networking, auto layout, API, Core Data.

Design Challenge Volunteer

Dare 2B Digital - at Paypal

Mar 2018 – Present • 2 yrs 8 mos

Science and Technology

I assist high school student in the design challenge (how technology can help connect friend through music or video game) and help them to come up with the best design solution.



